Mail Stop 0408

						September 28, 2005


By U.S. Mail and Facsimile to (864) 250-2359

Robert P. Trask
President
Atlantic Bancshares, Inc.
1 Sherington Drive
Bluffton, South Carolina 29910


Re:	Atlantic Bancshares, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
      Filed September 16, 2005
	File No. 333-127242

Dear Mr. Trask:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Financial Statements for the Period October 1, 2004 (Inception) to
July 22, 2005

Note 1 - Organization and Summary of Significant Accounting
Policies

1. Please include an accounting policy for the outsourcing agreements described in Note 3 - Commitments and Contingencies, including the accounting treatment for both up-front and recurring fees related to the agreements.

2. Please also provide in your response letter additional detail describing these agreements, including but not limited to, the following:
* services provided for in the up-front fees and monthly fees;
* equipment, licenses, or other assets provided by the up-front fees and/or monthly fees and whether these items are purchased or leased;
* the date of inception of the agreements; and
* the date of payment for the up-front fees.

General

3. Include an updated consent of the independent auditors in the pre-effective amendment.

4. Please note the updating requirements detailed in Item 310(g) of
Regulation S-B.


*      *      *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      You may contact Amanda Roberts, Staff Accountant, at (202)
551-
3417 or John Nolan, Accounting Branch Chief, (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst


cc:	Neil E. Grayson, Esq.
	Nelson Mullins Riley & Scarborough, LLP
	Poinsett Plaza, Suite 900
	104 South Main Street
	Greenville, South Carolina 29601




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Robert P. Trask
Atlantic Bancshares, Inc.
September 28, 2005
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